Exhibit 99.3

TERYL RESOURCES CORP.
LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5

J O I N T  N E W S  R E L E A S E
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

Teryl Resources Corp.: TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

Linux Gold Corp.: OTC BB: LNXGF

EXPLORATION PROGRAM FOR THE PLACER GOLD
BEARING CHANNEL TO COMMENCE, FAIRBANKS, ALASKA

For Immediate Release: May 18, 2004. Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) and Linux Gold Corp. (LNXGF - OTCBB & GISBeX) will commence an additional closely spaced magnetic survey over the previous magnetic targets that were discovered last winter on the Fish Creek property. The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel. Extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

Upon completion of the magnetic data, large diameter auger drilling will take place to top off the bedrock to determine the grade and extent of placer gold in the channel. Since 1902 a total of 8,000,000 ounces of gold has been placer mined in the Fairbanks Mining District making it the most prolific placer gold producing district in Alaska. The secondary goal is to assay bedrock samples to determine if significant lode gold is present in the bedrock areas drilled.

The total time to complete the geophysical and Bombardier drill work on the Fish Creek property is estimated to take 30 days, according to our consultant, Curt Freeman, of Avalon Development.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has

produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.